The city of new York Office of the comptroller 1 centre street New York, NY 10007 ───────────── Scott M. Stringer Comptroller

April 22, 2020

Dear Fellow JPMorgan Shareowner:

I am writing to urge you to vote against the re-election of lead “independent” director Lee Raymond at the JPMorgan Chase & Co. (JPM) annual shareowner meeting on May 19, 2020.

Raymond is responsible for serving as an intermediary for the independent directors of the Board, who, according to JPM’s 2020 proxy statement, expect him to serve as a “counterbalance to the Chairman,” Jamie Dimon, JPM’s CEO.

The New York City Employees’ Retirement System, Teachers Retirement System of the City of New York and New York City Board of Education Retirement System (the “NYC Systems”) are substantial long-term JPM shareowners with approximately 2.4 million shares. Given the material long-term financial and climate risks associated with fossil fuels, the NYC Systems have hired advisers to help them review the potential of divesting holdings in companies that own fossil fuel reserves.

We are concerned that Raymond, a former Chair and CEO of ExxonMobil, lacks the impartiality and climate competency required to fulfill his lead independent director responsibilities at JPM, which for years has been the largest global lender and underwriter to the fossil fuel sector. From 2016 to 2019, JPM provided $269 billion in financing to fossil fuel expansion, substantially more than any other global bank.1 It was the leading banker of coal mining and tar sands, which are among the most carbon-intensive energy sources, and also of arctic oil and gas, offshore oil and gas, and hydraulic fracturing. JPM has recently announced that it will no longer finance “new” oil and gas development in the Arctic and certain coal activities, which is an important step – however, this falls far short of commitments made in September 2019 by a coalition of 130 banks representing one-third of the worldwide banking sector – including Citigroup, Barclays, Lloyds and Royal Bank of Scotland – to align their actions with the goals of the Paris climate agreement.

By continuing to finance most fossil fuel activities, JPM will fail to align its activities and impact with the Paris agreement goals. Given that their long-term executive compensation is tied to a three-year performance period, current JPM management has no incentive to make strategic decisions whose payoff – no matter how substantial – is decades down the road. More importantly, JPM management will most likely not be around to be held responsible for failing to make these decisions today. The onus is therefore on the independent members of the board, led by a genuinely independent and climate-competent lead independent director, to hold management accountable for driving JPM’s energy finance transition on behalf of long-term investors.

Referring to climate change risks, former Bank of England governor Mark Carney warned that “all financial institutions need to do more to enhance their transparency and choice by highlighting the impact — good or bad — of what they are financing.”2 JPM has resisted such disclosure, instead saying that it “plans to explore the development of measures that would provide more nuanced insight into both the risks and the resilience of our clients’ businesses to climate-related factors,”3 without providing any timeline.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

April 22, 2020

Accordingly, the NYC Systems have decided to vote against Raymond for the following reasons:

Raymond’s incredibly long tenure on the board compromises his independence:

•	Raymond’s 33 years of service on the board of JPM (and its predecessor) runs counter to best governance practices:

o	The Council of Institutional Investors has warned that “[e]xtended periods of service may adversely impact a director’s ability to bring an objective perspective to the boardroom.”[4]

o	Under the UK Corporate Governance Code, non-executive directors cannot be considered independent if they have served on the board for more than nine years.

o	According to the 2019 Spencer Stuart Board Index, the average tenure of an independent director is 8 years. Raymond has served over 4 times as long.

o	Only 1% of independent directors of S&P 500 companies have more than 31 years of tenure according to ProxyInsight data.

•	Raymond has been in board leadership roles for 19 years, either as chair of a key committee or, since 2007, as presiding or lead “independent” director:

o	According to the Spencer Stuart Board Index, the average tenure of a lead independent director is 4.1 years. Raymond, in effect, has been in this role for more than 3 times as long.

•	The Board has repeatedly waived JPM’s nonexecutive director retirement age to allow Raymond, now 81 years old, to serve:

o	JPM’s Governance Principles set out that a director who is over 72 will be referred to the Governance Committee, which will, in turn, make a recommendation to the full board.

o	Yet, Raymond is one of the three members of the Governance Committee.

o	A 2015 report by the EY Center for Board Matters concedes that some boards may waive retirement-age policies, but that “it is rare for directors to serve on the board past the set retirement age. Only 2% of Fortune 100 directors are serving on boards past a designated retirement age.”[5]

Raymond is not a “climate competent” director and is personally invested in the fossil fuel industry:

•	Raymond has spent his career chairing fossil fuel-friendly organizations that actively opposed climate change science and policy during his tenure:

o	Raymond worked for Exxon for 42 years, during which he was chair of the American Petroleum Institute (API) from 1996-1997, and again in 2001.

o	In 1996, API issued a book, Reinventing Energy, that argued against policy action to address climate change and stated that “no conclusive – or even strongly suggestive – scientific evidence exists that human activities are significantly affecting sea levels, rainfall, surface temperatures or the intensity and frequency of storms.”[6]

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

April 22, 2020

o	In a 1996 speech at the API Annual Meeting, Raymond referred to “so-called global climate change” as “the issue that perhaps poses the greatest long-term threat to our industry.”[7] “Right now,” he continued, “a United Nations-led effort is moving toward decisions in 1997 to cut the use of fossil fuels, based on the unproved theory that they affect the Earth's climate.”[8]

o	Raymond was also vice-chair of the American Enterprise Institute when the think tank was offering to fund scientists who penned letters to debunk the UN’s Intergovernmental Panel on Climate Change.

o	Raymond is still listed as a member (and former chair) of the National Petroleum Council.

•	Raymond is on record as a climate change denier:

o	As Chair and CEO of ExxonMobil (and its predecessor Exxon) from 1993-2005, Raymond oversaw ExxonMobil at the time it undertook efforts to reject the science of climate change.

o	In a statement included in a 1996 Exxon Publication, “Global warming: who’s right?,” Raymond states: “Precipitous poorly considered action on climate change could inflict severe economic damage on industrialized nations and dramatically change your way of life. Those who say otherwise are drawing on bad science faulty logic or unrealistic assumptions.''[9]

o	In 1997, Raymond rallied the 15th World Petroleum Congress in Beijing: “First, the world isn't warming. Second, even if it were, oil and gas wouldn't be the cause. Third, no one can predict the likely future temperature rise,” according to Bloomberg.[10]

o	Under Raymond’s leadership, Exxon funded scientist Wei-Hock "Willie" Soon, a climate change denier who testified before Congress to block legislation on climate change.

•	Raymond and his family have extensive (and sometimes interlocking) financial relationships to the fossil fuel industry, including to entities financed by JPM:

o	Together, Raymond and his sons, Colin, Robert and John Raymond, hold a non-controlling ownership interest in Compass Well Services, which performs oilfield services in the Permian Basin.

o	Colin Raymond is the CEO of Compass Well Services.

o	Robert Raymond is the founder of RR Advisors, LCC, which has received extensions of credit and other financial and financial advisory products from JPM. RR Advisors does business as RCH Energy, which is “a boutique energy manager specializing in public and private investments.” [11]

▪	Robert is (or has been) chair/director on many oil and gas company boards, such as Navitas Midstream Partners LLC, Crusader Energy Group, Inc. and Resolute Energy Corporation.

o	John Raymond is the CEO and co-founder of Energy & Minerals Group (EMG), which is a private equity firm. JPM discloses extensions of credit and other financial and financial advisory products to EMG portfolio companies.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

April 22, 2020

▪	John is a director of NGL Energy Partners (NGL) – a fund managed by his firm was a former investor and his brother Robert’s firm, RR Advisors is among the top 10 owners of NGL.

▪	JPM agreed in December 2019 to provide NGL with a $75 million revolving credit facility.[12]

JPM is at a critical juncture. It is up to JPM’s independent directors, led by a genuinely independent, qualified director to ensure that management acts in the best long-term interests of the bank and its shareholders. Given his excessive tenure, past opposition to climate change science and policy, and personal financial interests, Lee Raymond is distinctly ill-equipped to serve in this role.

Should you have any questions, please contact Michael Garland (mgarlan@comptroller.nyc.gov) in my office.

Sincerely,

Scott M. Stringer

New York City Comptroller

____________________________

1 “Banking on Climate Change,” Fossil Fuel Finance Report 2020, Rainforest Action Network et al. https://www.ran.org/wp-content/uploads/2020/03/Banking_on_Climate_Change__2020_vF.pdf (accessed April 17, 2020)

2 Romei, Valentina, “Carney warns of climate change hit to corporate assets hit to corporate assets,” Financial Times, December 30, 2019. https://www.ft.com/content/f67833ba-2ad7-11ea-bc77-65e4aa615551 (accessed April 17, 2020

3 “Understanding Our Climate-Related Risks and Opportunities,” JPMorgan, May 2019.

4 Policies on Corporate Governance, Council of Institutional Investors. https://www.cii.org/corp_gov_policies

5 Yerger, Ann, “Board Retirement and Tenure Policies,” The Harvard Law School Forum on Corporate Governance, September 1, 2015. https://corpgov.law.harvard.edu/2015/09/01/board-retirement-and-tenure-policies/

6 Gentille, S.B. (1996). Reinventing Energy: Making the Right Choices, American Petroleum Institute. http://www.climatefiles.com/trade-group/american-petroleum-institute/1996-reinventing-energy/ (accessed April 20, 2020)

7 “1996 Exxon’s Lee Raymond Speech at API Annual Meeting,” Climate Files. http://www.climatefiles.com/lee-raymond-collection/1996-exxons-raymond-speech-api-meeting/ (accessed April 18, 2020)

8 Ibid.

9 “Global warming: who’s right?,” Exxon Mobil, Fall 1996. http://www.climatefiles.com/exxonmobil/global-warming-who-is-right-1996/ (accessed April 20, 2020)

10 Raeburn, Paul, “Global Warming: Is There Still Room For Doubt?”, Bloomberg, November 3, 1997. https://www.bloomberg.com/news/articles/1997-11-02/global-warming-is-there-still-room-for-doubt, (accessed April 15, 2020)

11 Robert Raymond bio, Privcap. https://www.privcap.com/bios/robert-raymond-rch-energy/ (accessed April 18, 2020)

12 Exhibit 10.1, Facility Increase Agreement, December 30, 2019, SEC FORM 8-K, NGL Energy Partners LP, filed 01/06/20. https://www.sec.gov/Archives/edgar/data/1504461/000150446120000002/exhibit101facilityincr.htm

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.